AMENDMENT NUMBER 2 TO
AGREEMENT

THIS AMENDMENT ("Amendment") is entered into on this 16th day of July, 2019 (the Amendment Effective Date") and amends the Agency Agreement dated as of March 12th, 2014 (as amended, the "Agreement"), by and between ADVISORS' INNER CIRCLE FUND III, a business trust existing under the laws of the Commonwealth of Massachusetts, having its principal place of business at One Freedom Valley Road, Oaks, Pennsylvania 19456 ("AIC III"), and DST SYSTEMS, INC., a corporation existing under the laws of the State of Delaware, having its principal place of business at 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105 (hereinafter "DST"), collectively ("the Parties").

WHEREAS, the Parties agree to amend the Agreement to, among other things, extend the expiry date of the term of the Agreements by a period of two years from their current expiry dates,

NOW, THEREFORE, in consideration of the mutual promises, undertakings, covenants and conditions set forth herein, AIC III and DST agree as follows:

1.       Amendment of Agreement.

a.	The Agreement is hereby extended for a period of two years from its current expiry date to March 31, 2024.

b.	DST agrees that, during the Term, (i) any new management company client of AIC III who will be a part of AIC III; or (ii) any management company client of AIC III who splits off from AIC III into a separate trust, and for whom SEI Global Services, Inc. ("SEI") or an SEI Affiliate will provide services substantially similar to those provided by SEI or an SEI Affiliate provides to AIC III, and who wish to receive some of the services provided under this Agreement will be provided terms and conditions substantially similar to that of other customers of SEI or the applicable SEI Affiliate who are already receiving such services.

2.       Effect on Agreement. As of the Effective Date, this Amendment shall be effective to amend the Agreement and its respective amendments and to the extent of any conflict between them and this Amendment, this Amendment supersedes and replaces the conflicting term of the Agreement or previous Amendments.

3.       Execution in Counterparts/Facsimile Transmission. This Amendment may be executed in separate counterparts, each of which will be deemed to be an original and all of which, collectively, will be deemed to constitute one and the same Amendment. This Amendment may also be signed by exchanging facsimile copies or electronic mail copies of this Amendment, duly executed.

4.       Agreement in Full Force and Effect. Except as specifically modified by this Amendment, the terms and conditions of the Agreement and its respective prior amendments shall remain in full force and effect, and all of its terms, including, but not limited to any warranties and representations set forth therein, if any, are hereby ratified and confirmed by AIC III and DST as of the Effective Date.

5.       Capitalized Terms. All capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the original Agreement or prior Amendment.

6.       Authorization. Each party hereby represents and warrants to the other that the person or entity signing this Amendment on behalf of such party is duly authorized to execute and deliver this Amendment and to legally bind the party on whose behalf this Amendment is signed to all of the terms, covenants and conditions contained in this Amendment.

7.       Governing Law. This Amendment shall be construed according to and governed by the laws of the State of Missouri, without regard to conflicts of law principles.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized officers, to be effective as of the day and year first above written.

ADVISORS’ INNER CIRCLE FUND III		DST SYSTEMS, INC.
By:	/s/ Michael Beattie	By:	/s/ Rahul Kanwar
Name:	Michael Beattie	Name:	Rahul Kanwar
Title:	President	Title:	Authorized Representative